Consolidated Financial Statements

Three Months ended 30 September 2005

(Unaudited – Prepared by Management)

CREW GOLD CORPORATION

Consolidated Balance Sheets
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

	September 30, 2005	June 30,2005
ASSETS CURRENT Cash Accounts Receivable Prepaid Expenses Inventories	$ 51,944 3,134 1,267 7,382	$ 37,799 3,147 1,085 6,043
	$ 63,727	$ 48,074

NALUNAQ PROPERTY, PLANT & EQUIPMENT (Note 3)	56,173	55,386
APEX MINERAL PROPERTY INTEREST (Note 4)	13,529	-
INVESTMENT IN GUINOR GOLD CORPORATION	1,169	-
INVESTMENT IN & ADVANCES TO BARBERTON MINES LTD	7,129	6,632
INVESTMENT IN ST JUDE RESOURCES LTD (Note 5)	5,000	-
OTHER MINERAL PROPERTY INTERESTS (Note 5)	1,203	3,456
OTHER ASSETS	4,834	2,196
	$ 152,764	$ 115,744

LIABILITIES
CURRENT Accounts payable and accrued liabilities	$ 10,132	$ 11,899
	10,132	11,899
REHABILITATION PROVISION	567	570
CONVERTIBLE BONDS	3,139	3,113
OTHER LONG-TERM DEBT	22,993	22,868
CAPITAL LEASE OBLIGATION	343	343
FUTURE INCOME TAXES	7,046	2,717
NON-CONTROLLING INTEREST	2,935	940
	$ 47,155	$ 42,450

SHAREHOLDERS’ EQUITY
Share capital (Note 6) Equity component of convertible bonds Contributed surplus Deficit Cumulative translation adjustment	182,762 76 558 (79,672) 1,885	152,077 76 548 (81,070) 1,663
	105,609	73,294
	$ 152,764	$ 115,744

ON BEHALF OF THE BOARD:

Signed

          “Jan A. Vestrum”

Director

 Signed

     “William R .LeClair”

 Director

CREW GOLD CORPORATION

Consolidated Statements of Earnings and Deficit
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

	Three Months Ended September 30,
	2005	2004
MINERAL SALES DIRECT COSTS OF MINERAL SALES AMORTIZATION, DEPLETION AND DEPRECIATION	$ 6,255 (4,485) (1,027)	$ 7,685 (4,713) (1,170)
	743	1,802

EXPENSES
Administration, office & general Professional fees	$ (2,529) (243)	$ (1,563) (133)
	(2,772)	(1,696)
OTHER INCOME (EXPENSES)

Equity earnings (loss) from investment in Barberton Mines Limited

Gain on disposal of Hwini-Butre Minerals (Note 5)

Gain on disposal of investment in Guinor Gold Corporation

Gain on disposal of investment in Metorex Limited

Interest and finance charges

Foreign exchange gain

Interest and other income, net

	$ 274 2,381 536 - (687) 165 152	$ (10) - - 60 (632) - 148
	2,821	(434)

EARNINGS / (LOSS) BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	$ 792	$ (328)
PROVISION FOR INCOME TAXES	-	-
EARNINGS / (LOSS) BEFORE NON-CONTROLLING INTEREST	$ 792	$ (328)
NON-CONTROLLING INTEREST	606	(148)
NET EARNINGS / (LOSS)	1,398	(476)
DEFICIT, BEGINNING OF PERIOD	(81,070)	(72,105)
DEFICIT, END OF PERIOD	(79,672)	(72,581)

EARNINGS / (LOSS) PER SHARE – BASIC	$ 0.01	$ (0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	200,631,080	143,741,238

CREW GOLD CORPORATION

Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars)
(Unaudited – prepared by management)

Three Months Ended September 30,
	2005	2004
OPERATING ACTIVITIES

Net earnings / (loss)

Add (deduct) items not affecting cash:

Amortization, depletion and depreciation

Equity (earnings) / loss from investment in Barberton Mines Limited

Gain on disposal of investment in Hwini-Butre Minerals Limited (Note 5)

Gain on disposal of investment in Guinor Gold Corporation

Gain on disposal of investment in Metorex Limited

Gain on disposal of investment in Asia Pacific Resources Limited

Share based compensation

Non-controlling interest

Other

Change in non-cash operating working capital items

	$ 1,398 1,027 (274) (2,381) (536) - - 54 (606) - (5,920)	$ (476) 1,170 10 - - (60) (18) 60 148 20 (1,235)
	$ (7,238)	$ (381)
FINANCE ACTIVITIES
Issuance of Common Shares for cash Repayments of amount due from Metorex Ltd Dividends received	$ 30,643 - 177	$ - 22 -
	$ 30,820	$ 22
INVESTING ACTIVITIES

Proceeds on disposal of investment in Guinor Gold Corporation

Proceeds on disposal of investment in Metorex Limited

Proceeds on disposal of investment in Asia Pacific Resources Limited

Investment in Guinor Gold Corporation

Investment in Apex Mining Company (Note 4)

Expenditures on Nalunaq mineral property, plant and equipment (Note 3)

Expenditures on other mineral property interests

Other

	$ 2,529 - - (3,162) (6,600) (1,814) (129) (261)	$ - 600 60 - - (2,548) (120) 1,002
	$ (9,437)	$ (1,006)

NET CASH INFLOW (OUTFLOW) CASH, BEGINNING OF PERIOD	$ 14,145 37,799	$ (1,365) 1,994
CASH, END OF PERIOD	$ 51,944	$ 629

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the three months ended September 30, 2005

(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

1.

Description of Business and Continuing Operations

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide.  At present, Crew operates a gold mining operation in Greenland and has an associated interest in a South African mining operation.  During the three month period ended September 30, 2005, Crew has acquired a further gold mining operation in the Philippines.  The Company also controls development projects in Greenland, Norway and the Philippines.  The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.

Significant Accounting Policies and Basis of Presentation

(a)  Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2005, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2005.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at September 30, 2005 are as follows:

Subsidiary

% interest

Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)

     82.5%

Crew Minerals AS (formerly Crew Norway AS)

   100.0%

Crew Minerals Philippines Incorporated

100.0%

Apex Mining Company

72.8%

The Company’s interest in Nanortalik IS (Greenland) is subject to joint control and is consolidated on a proportional basis, whereby the Company includes in its accounts its proportionate share of Nanortalik’s assets, liabilities, and expenses.

The Company’s 20% interest in Barberton Mines Limited (“Barberton”) is recorded using the equity method. The Company’s investment in Guinor Gold Corporation is recorded using the cost basis of accounting.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Significant areas where management’s judgement is applied include asset valuations, depreciation and depletion, income taxes, contingent liabilities and provision for reclamation.  Actual results may differ from those estimates.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the three months ended September 30, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

2.

Significant Accounting Policies and Basis of Presentation (Continued)

(c)

Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, net of value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue.

(d)

Foreign currency translation

For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing on the respective dates of the transactions.  Exchange gains and losses are included in earnings.

For operations considered self-sustaining, foreign currency assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated at the average rate for the fiscal period.  The resulting exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the three months ended September 30, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

3.

Nalunaq Mineral Property, Plant and Equipment

The following table shows the continuity of the Nalunaq mineral property interest:

	September 30, 2005	June 30,2005
Balance, beginning of period Movements in the Period Expenditures incurred during the period Amortization, Depletion and Depreciation	$ 55,386 1,814 (1,027)	$ 53,901 7,117 (5,632)
Net Movement	$ 56,173	$ 1,485
Balance, end of period	$ 56,173	$ 55,386

The components of the Nalunaq mineral property, plant and equipment are as follows:

	September 30, 2005			2004
		Accumulated		Net Book
		depletion
		and	Net book
	Cost	depreciation	value	Value

Mining property and development costs	$43,057	$3,249	$39,808	$-
Buildings	1,659	220	1,439	-
Surface infrastructure	4,508	631	3,877	-
Underground infrastructure	4,320	754	3,566
Equipment	9,288	1,805	7,483	-
	$62,832	$6,659	$56,173	$-

	June 30, 2005			2004
		Accumulated		Net Book
		depletion
		and	Net book
	Cost	depreciation	value	Value

Mining property and development costs	$42,234	$2,814	$39,420	$-
Buildings	1,659	177	1,482	-
Surface infrastructure	4,508	509	3,999	-
Underground infrastructure	3,651	646	3,005
Equipment	8,966	1,486	7,480	-
	$61,018	$5,632	$55,386	$-

4.

Acquisition of Apex Mining Company

The Company signed a Definitive Agreement to purchase 72.8% of the common shares in Apex Mining Company (“Apex”) on August 24, 2005. The transaction was concluded by the transfer of the shares to Crew and its affiliated company Mapula Creek Gold Corporation (“Mapula”) against payment, subject to certain conditions, of US$6.6 million. This business combination was recorded using the purchase method with the effect that the results of operations and financial position of Apex were consolidated with the accounts of the Company from August 24, 2005.

The Definitive Agreement triggered a mandatory bid of US$2.6 million on behalf of Crew and Mapula for the remaining 27.2% shares in Apex Mining Company.

Details of the fair value of Apex net assets acquired were as follows:

Mineral property interests Less: Future income tax liability Non-controlling interest	$ 13,529 (4,329) (2,600)
$ 6,600

The estimated fair value of Apex assets acquired represents management’s best estimate at the date of these financial statements. The Company is still completing its due diligence to finalize the fair value of the Apex assets acquired and expects to complete this exercise by December 31, 2005. Any adjustments to these preliminary estimates will be recorded when the purchase due diligence exercise is completed.

Apex is listed on the Philippine Stock Exchange (PSE:APX).  Its principal asset is the Masara Gold Mine, located in the Compostela Valley in South-eastern Mindanao, where the previous commercial mining operations ceased in 2000.

5.

Disposal of Hwini-Butre Gold Concession

On August 24, 2005, the Company received notice from St Jude Resources Ltd (“St Jude”) indicating St. Jude’s desire to increase its interest in the Hwini-Butre Gold Concession (“Hwini-Butre”) to 65%, pursuant to a call option stipulated in the original agreement between the parties dated February 1995.  The Company offered, and St Jude agreed, to acquire the Company’s remaining interest with immediate effect.

The total consideration paid for these transactions was $5 million paid in an equivalent number of St Jude shares. As a result St. Jude issued 2,995,000 common shares to Crew. These shares represent a 7.1% interest in St Jude and their market value was $6.8 million at September 30, 2005.

These shares are subject to a four month statutory hold period, after which time one third of these shares will be subject to a hold period spanning an additional 12 months. As a result of this transaction, the Company recorded a gain on disposal of $2.4 million, before tax, in the three months ended September 30, 2005.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the three months ended September 30, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

6.

Share Capital

(a)

Details of changes in the issued share capital since June 30, 2005 are as follows:

SHARE CAPITAL	Number of Shares	Amount
Balance at 30 June 2005 Issued During the Period: New shares issued for cash, net of issue expenses Issued for cash on exercise of stock options	193,836,515 19,450,000 1,150,000	$ 152,077 30,212 473
Balance, September 30, 2005	214,436,515	$ 182,762

(b)

Share options:

Share options outstanding at September 30, 2005 are as follows:

Number of Share Options Outstanding	Options Exercisable	Expiry Date	Weighted Average Exercise Price (Canadian Dollars)
400,000 500,000 680,000 500,000 200,000 275,000 250,000 250,000 250,000 1,530,000	400,000 500,000 680,000 500,000 200,000 275,000 166,667 - - -	March 6, 2007 November 2, 2007 June 26, 2008 July 22, 2008 August 12, 2008 October 23, 2008 March 10, 2009 October 6, 2009 October 6, 2009 August 5, 2010	0.40 0.33 1.33 0.42 0.55 0.84 1.20 1.28 1.35 1.85
4,835,000	2,721,667		1.15

Share purchase options with a fair value of $962,000 were granted during the period. Share based compensation is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 52%, an annual risk free interest rate of 3% and expected lives of five years.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the three months ended September 30, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

7.

Segmented Information

Operating segments

The Company manages its commercial mining operations by the type of commodity produced.  Following the commencement of commercial mining operations at Nalunaq during July 2004, management considers the Group to be operating in three segments.  These are Gold Mining, Exploration and Development activities, and Corporate.

(a)

Earnings for the period  by activity

	Three months ended September 30, 2005
			Exploration
	Gold		and		Corporate
	mining		development		items		Total

Mineral sales	$6,255		$-		$-		$6,255
Direct cost of sales	(4,485)		-		-		(4,485)
Amortization, depletion
and depreciation	(1,027)		-		-		(1,027)
Interest and finance charges	-		-		(687)		(687)
Other administration, office
and general expenses	(1,012)		-		(1,517)		(2,529)
Professional fees	(29)		-		(214)		(243)
Other corporate items	-		-		3,508		3,508
(Loss) earnings before tax and
non-controlling interest	$(298)	$-	$-	$-	$1,090	$-	$792

Additions to capital assets	$1,814		$129		$-		$1,943

7.

Segmented Information (Continued)

(a)

Loss for the period  by activity(continued)

	Three months ended September 30, 2004
			Exploration
	Gold		and		Corporate
	mining		development		items		Total

Mineral sales	$7,685		$-		$-		$7,685
Direct cost of sales	(4,713)		-		-		(4,713)
Amortization, depletion
and depreciation	(1,151)		-		(19)		(1,170)
Interest and finance charges	(74)		-		(558)		(632)
Other administration, office
and general expenses	(864)		-		(699)		(1,563)
Professional fees	(21)		-		(112)		(133)
Other corporate items	-		-		198		198
Earnings (loss) before tax and
non-controlling interest	$862	$-	$-	$-	$(1,190)	$-	$(328)

Additions to capital assets	$2,548		$120		$-		$2,668

(b)

Earnings (loss) before tax and non-controlling interest by geographical segment

	Three months ended September 30,
	2005	2004
Greenland Philippines Corporate	$ (298) (189) 1,279	$ 862 (240) (950)
	$ 792	$ (328)

(c)

Capital assets by activity

	September 30, 2005	June 30, 2004
Gold Mining Exploration and Development Corporate	$ 56,173 10,403 46	$ 55,386 3,466 36
	$ 66,622	$ 58,888

7.

Segmented Information (Continued)

(d)

Capital assets by geographical segment

	September 30, 2005	June 30, 2005
Greenland Africa Europe Philippines	$ 57,310 - 40 9,272	$ 56,405 2,381 45 57
	$ 66,622	$ 58,888

In addition, the Company had an investment in an associated company in Africa with a carrying value of $7,129,000 at September 30, 2005 ($6,632,000 at June 30, 2004). The principal activity of this company is gold mining.

8.

Subsequent Events

Proposed acquisition of Guinor Gold Corporation

On October 17, 2005 the Company announced, together with Guinor Gold Corporation (“Guinor”), that both parties had entered into an agreement under which the Company agreed to offer to purchase 100% of Guinor’s common shares, at a price of C$1.50 per common share, in an all cash, fully financed transaction valued at approximately C$389 million (US$331.2 million).  If approved, this transaction is expected to be completed in early December and no later than January 15, 2006.

An initial estimate of the Guinor net assets to be acquired is as follows:

Working capital Other long-term assets Mineral property interests Less: Asset retirement obligations Future income tax liability Outstanding warrants and options Acquisition costs	$ 65,647 1,787 417,052 (7,329) (128,468) (1,049) (16,450)
Consideration paid	$ 331,190

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of operations of Crew Gold Corporation (the “Company”) and compares its results for the quarter ended September 30, 2005 with the previous year.  The MD&A should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended June 30, 2005 and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting standards (“GAAP”).  All figures are in US dollars unless otherwise stated.

The effective date of this MD&A is November 11, 2005.

SAFE-HARBOUR STATEMENT

Certain statements contained herein, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on its behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, the amount and timing of the closing of the financings by Crew, targeted production cash costs and forecasted cash reserves, Crew’s hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

NON-GAAP MEASURES

“EBITDA" is a non GAAP measure of performance that describes our earnings before interest, non-cash forex movements, taxes, depletion, and amortization.  “Gross gold sales” is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. “Cash Cost per ounce” is a non GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items;  as a measure of total ounces produced. Cash costs are presented as they represent an industry standard of comparison.

EBITDA and gross gold sales and cash cost per ounce are not defined terms under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning.  As such, EBITDA, gross gold sales and cash cost per ounce may not be directly comparable to EBITDA, gross gold sales and cash cost per ounce as reported by other similar issuers.

QUARTER HIGHLIGHTS:

•

Positive EBITDA (see above) of $2.9 million

•

Net profit of $1.4 million

•

Announcement of Offer to purchase 100% of Guinor Gold Corporation (October 2005)

•

Resource Expansion at Nalunaq Gold Mine

•

Acquisition of Apex Gold Mining Company

•

Disposal of interest in Hwine-Butre Gold Concession

•

Private placements concluded raising net proceeds of $30.2 million

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Overview

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects worldwide but with a primary focus on gold.  At present, Crew has a gold mining operation in Greenland, has recently acquired a majority holding in a further gold mining operation in the Philippines and has a 20% interest in a gold mining operation in South Africa.  In addition to its interests in commercial gold mining operations, Crew also holds interests in gold and other development projects in Greenland, the Philippines and Norway.

Offer to purchase 100% of the share capital of Guinor Gold Corporation

Following the end of the period, on October 17, 2005 the Company announced, together with Guinor Gold Corporation (“Guinor”), that both parties had entered into an agreement under which the Company agreed to offer to purchase 100% of Guinor ’s common shares, at a price of C$1.50 per common share, in an all cash, fully financed transaction valued at approximately C$ 389 million (US$ 328 million).

On completion of the transaction, the Company is anticipated to have:

•

Target gold production of 600,000 ounces in 2007;

•

Targeted Proven & Probable gold reserves of approximately 2.5 million ounces and gold resources of approximately 7.4 million ounces;

•

Target cash costs averaging US$ 220 - 240 per ounce;

•

Growth opportunities from a substantial portfolio of green-field exploration properties;

•

Potential upside in its non-gold portfolio

This transaction is in accordance with the Company’s stated goal of transforming Crew from a junior exploration and production company into a considerable intermediate size international miner.  In addition to this, the Company anticipates enhancing both its senior management and technical teams will create a strategic portfolio encompassing several of the world’s important gold districts.

Under the terms of the agreement, on October 31, 2005, Crew made a cash offer to Guinor shareholders of C$1.50 for each Guinor common share. The offer price represents a 20% premium to the weighted average closing price of Guinor’s common share over the last 30 trading days on the TSX (C$1.25).

The Crew offer is fully financed with US$ 300 million to be provided by a limited number of existing Crew shareholders in Europe. The transaction is expected to be completed in early December and no later than January 15, 2006.

Combined Portfolio

The acquisition of Guinor by Crew would create a portfolio that contains majority ownership of three current and near-term producing gold mines in Greenland, Guinea and the Philippines, a 20% stake in the Barberton gold mine in South Africa, several gold exploration properties, and a number of non-gold mineral properties, including the Mindoro nickel project in the Philippines.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Resource Expansion at Nalunaq

After an intensive exploration programme concluding in the quarter, the total resource at Nalunaq has been increased to over 1.2 million ounces.  Further exploration work is being undertaken and it is anticipated the resource base could increase in the future. Management believes that the resource expansion to 1.2 million ounces justifies the installation of an on-site processing plant.  The application process for this has commenced and if approved, construction could be completed by January 2007.

Conclusion of Apex Acquisition

During the quarter, the Company made further progress in establishing itself as a mid-tier gold producer by announcing the conclusion of the acquisition of 72.8% of the issued share capital of the Philippine based Apex Mining Company for a total consideration of US$6.6 million in cash.

Apex Mining Company (AMCI) is listed on the Manila stock exchange.  Its principal asset is the Masara Gold Mine (“Masara”) in the south of Mindanao Island, which ceased production in March 2000. The mine was previously operated as a small-scale underground operation and has a treatment plant with the capacity to process 1,200 tonnes of ore per day.  According to the Bureau of Mines and Geosciences, a Philippines Government Agency, Masara has a gold reserve in the range of 500,000-600,000 tonnes at 9-10 grams/tonne (JORC) and an inferred resource of 1.7-1.9 million ounces at similar grades.  The Company will undertake an independent resource evaluation according to the Canadian standard NI 43-101 to confirm the MGB estimates.

The Company has now commenced a development programme to define and identify resources and also to rehabilitate the processing plant and put in place the infrastructure required for a commercial gold mining operation.

Disposal of interest in Hwini Butre Gold Concession

Pursuant to the call option stipulated in the original agreement between the Company and St Jude Resources Ltd (“St Jude”), dated February 1995, Crew offered, and St Jude acquired Crew’s remaining 25% interest in the concession effective immediately. The total consideration paid for these transactions was US$5 Million, paid in an equivalent number of St Jude shares. This resulted in a profit before tax of $2.4 million. As a result St. Jude issued 2,995,000 common shares to the Company. These shares are subject to a four month statutory hold period, after which time one third of these shares will be subject to a hold period spanning an additional 12 months.  Since the conclusion of the transaction the value of the Company’s holding in St Jude has risen by approximately 10%.

The sale of HBM is a part of the Company strategy to focus the company’s human and financial resources on projects in, or close to production with a target of substantially increasing the Company’s gold production over the next 1 to 3 years.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Liquidity

On September 2, 2005 the Company reported the conclusion of Private Placement announced on August 16, 2005 of 19.45 million common shares at NOK 10.50 per share (approximately $1.60) for aggregate gross proceeds of NOK 204.2 million (approximately $31.5 million).

The private placement received significant interest and was directed towards a limited group of both institutional and private investors.

The new funds raised maintain the Company’s strong treasury position and will be utilised in expanding the Company’s portfolio of gold and other assets.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

OPERATIONAL REVIEWS

Nalunaq Gold Mine

Nalunaq Gold Mine is located in the Kirkespirdalen valley in Southern Greenland and is the first new mine in Greenland for over twenty years and the country’s first gold mine. After many years of development, the mine commenced commercial production in July 2004 and was officially opened on August 26, 2004.

Results from Mining

The Nalunaq resource is a narrow vein deposit consisting  of several high grade “bands” typically holding grades of around 30 g/t or higher. Between the high grade bands, grades can vary between 10-12 g/t and 20 g/t.  In practice this means that the grades achieved on an ongoing basis can vary considerably.

During the quarter $1.8 million was spent on further development of the mine.  The focus of this work was ramp development in order to connect the South and Upper Block Areas to the existing Target Block and drilling and other work associated with the expansion of the overall resource base.

Ore production for the quarter was 33,000 tonnes, an average of approximately 370 tonnes a day which was in line with expectations given the level of development undertaken on the mine’s infrastructure in the period.

Of the tonnage produced, 33,309 tonnes were shipped for processing.  Gross gold production was 17,500 ounces achieving graded of 16.87 grammes per tonne.  This recovery rate is in line with the average achieved for Fiscal Year 2005.  After tailings and efficiency fees, 16,500 ounces of gold were recovered with a gross value of $7.6 million.  After accounting for processing costs of $1.3 million, net sales of $6.3 million have been realised for the quarter under review.

Average cash cost per ounce (see page 1) produced was $324.

The independent consultants who undertook the resource estimate and review of operations also indicated that gold fines could remain in the stopes from mining activities undertaken to date.  Since the quarter end, Nalunaq has commenced a sweeping programme to extract this gold from the mine. The results of this programme should begin to be reflected in the shipment of ore scheduled for Q2 2006.  Management believes the sweeping process will result in an enhancement of grades achieved.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Exploration at Nalunaq

Nalunaq currently ships ore to Spain for processing at the Rio Narcea Gold Plant.  While it had always been accepted that the returns from the Mine would be significantly improved by the installation of an on-site processing plant, more definitive work was required to expand the resource base in order to justify the significant further investment this would entail.

An exploration program commenced during Q3 2005.  The objective of the programme was to significantly increase the resource base, ideally to a level where the identified resource base could justify the installation of an on-site processing plant.

The exploration program for the South Block (valley sector) on Nalunaq was developed with a time line of approximately 6 months.  Thereafter initial expansion into a similar target known as the Upper Block (mountain sector between 600-900 levels) commenced.

The Company is pleased to report that this year’s exploration drilling in the South Block and the Upper Block of Nalunaq Gold Mine has been successful and that the first program has provided results, which allowed independent consultant Snowden Mining Industry Consultants Inc (Snowden) to define in a report an Inferred Resource of 2.1 million tonnes with a grade of 18 g/t (range: 16-21 g/t), using a conservative payability factor averaging 0.4 for the drill-indicated resources.  This results in a total resource of 1.2 million ounces. A copy of the Snowden report can be found on www.sedar.com.

Mine planning is being adjusted to these new results and is already scheduled to allow for ready access and the definition of mineable reserves. More than 6,000 meters of systematic core drilling from 37 holes in the South Block have now been completed. The results show that a consistent and regular mineralised sheet exists in an area of nearly 400,000 square metres, in direct continuation of the known structure already established by drifting on level 300. As expected, the narrow vein returns irregular assay results from the drill intercepts. Best results of 104 g-m/t gold and 36 g-m/t (gram-meter/ton) are in line with results of the previous drilling in the Target Block and support to the presence of a regular and locally high-grade mineralization.  However, the results cannot be taken as indicative of the contained grade as the high nugget effect makes intercept of high-grade intervals highly unlikely and irregular. In the Upper Block 8 holes totalling 572 meters have demonstrated a consistent mineralization here over an area of about 255,000 square meters.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Barberton Mines Limited

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) are a profit of $0.3 million compared to a loss of $10,000 for the quarter ended September 30, 2004. Under Canadian generally accepted accounting practice, the changes in the unrealized portion of Barberton’s hedge book should be recorded in the periods in which they occur and they have been included within the equity earnings / loss for the quarters.

Apex Mining Company Inc

The Company, together with its associated Philippine partner, acquired approximately 72.8% of the share capital of Apex Mining Company Inc (“Apex”) in August 2005.  The total consideration paid for the 72.8% shareholding was $6.6 million.  In line with the requirements of the Philippine Stock Exchange (“PSE”), the Company, having acquired 72.8% of the share capital, is obliged to make an offer to the minority shareholders to acquire their shares.  This process has now been completed and none of the minority shareholders took up the Company’s offer.

Following the conclusion of the acquisition, Management’s initial objectives are to rehabilitate the existing plant to an operational stage. Throughout the development process, the Company is working in tandem with the local population to ensure no social distress arises.  By the end of 2005 the plant is planned to have a capacity of 500 tonnes per day (“tpd”) increasing to 2,000 tpd by the end of 2006.  When the plant is operational, the refining of existing tailings will commence.  These contain estimated grades of 3.5 g/t.

An extensive exploration drilling program has been designed and will be conducted in order to assess the resource potential and to get better information of the mineralized system. The initial program will concentrate on parts of the system where access is already available, but with emphasis on deeper parts and strike parallel extensions.  The results from the exploration drilling will form the basis for the mine plan and the start of underground drilling.

A Technical Report on the historical resource evaluation is being compiled for an independent resource assessment by Snowden Mining Industry Consultants Limited (“Snowden”), where Dr Simon C Dominey will be the “Qualified Person” as defined by Canadian National Instrument 43-101. The technical report will satisfy requirements of Canadian Securities Commission on disclosure in relation to the Company’s acquisition of Apex and will be NI 43-101-compliant for reporting of historical data.

Recruitment of suitably qualified and trained staff has commenced and the organisation should be in place by the end of October.

Mindoro Nickel Project

The Mindoro Nickel Project is located in Mindoro Island in the Philippines approximately 200 kilometres south of Manila.  The nickel-bearing laterite deposit is located in the foothills of the central part of the island around 30 kilometres from the Coast.

The project has a number of advantages, which more than outweigh its lower grade compared to some of the richest projects currently under development. The project has almost identical grade as several operating Australian deposits but a more attractive wet-limonite composition with better leach kinetics and higher recovery. The Company’s sulfur source in the Philippines (Pamplona) secures the project a fixed low cost of sulfuric acid, the largest cost component in processing of nickel laterite, for the life-of-mine.

The Company has re-initiated both its resource and test work on the project.  It has recommenced test drilling and has conducted a radar survey which clearly confirmed the lateral continuity of the resource and also proved to be an efficient method for defining the lower contacts of the resource.

The Company’s stated strategy for non-gold assets is to develop these with an industrial partner.  Management believes this mitigates the Company’s overall risk.  In line with the Company’s strategy to develop its non-gold assets with an industrial partner in July 1, 2005, the Company signed a Memorandum of Understanding with Jilin JIEN Nickel Industry Corporation (“Jilin”) relating to the cooperative development of MNP.

The Memorandum of Understanding (“MOU”) represents an agreement between Crew and Jilin on a joint contribution to further studies and test work. The MOU describes the framework for reaching a Definitive Agreement with the objective of concluding this at the earliest possible date.

During the quarter other expressions of interest were received from international nickel manufacturers who have commissioned their own appraisals of the economics of the project.

Nordli Molybdenum-Porphyry Deposit, Hurdal, Norway

On January 12, 2005 the Company was granted the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the “Hurdal” and “Skrukkelia” Molybdenum (“Mo”) projects.

The Hurdal project is potentially the largest molybdenite deposit in Europe.  Over recent years the Molybdenum prices have increased from about $2.5/lb to approximately $25lb today with steadily increasing consumption. The demand for the metal is also strongly associated with the consumption in the stainless and specialty steel sectors. 1% Mo is equivalent to 3% Chrome (Cr) in steel alloys and stainless construction-steel types may contain 2-3% Mo. An increasing range of other metal alloys and non-metallurgical compounds are also making use of Mo, because of its characteristics and the fact that, unlike most other heavy metals, it has low toxicity.

The recognition of stock-work-type molybdenite mineralization led to the discovery of several significant porphyry-type Mo deposits in the Permian Igneous Province of the Oslo region, Norway, in the 1970’s. Several targets were drill tested along with the recognition of numerous prospects for Mo mineralization.

In Hurdal, some 9,000 meters of drilling from 24 holes outlined a deposit, which potentially holds 200 million tonnes with an average grade of 0.2% MoS2. This data is derived from previous work and should be considered as preliminary estimates only. The target is well defined by a pronounced magnetic low in the core of a composite granite stock.

During the year, the Company has held meetings with the municipal representatives of Hurdal, with the participation of the Norwegian Mining Director. Local support for the project has been strong and the proposed exploration activities have been well received.

A public meeting was held in October for the Company to present its proposals to the local population and politicians.  The feedback from this meeting and the level of local support given to the project was encouraging.

The current work program incorporates 3,000 meters of core drilling from 6 holes. The cost of this program is expected to cost NOK 3 million and is expected to be completed before end of 2005. A local drill contractor has been contacted but the details of the program have not yet been fully completed. Drilling will not commence until after the public meeting is held.  A suitably experienced and qualified Technical Manager has been identified to lead the proposed work program.

Exploration

Nanortalik IS Concession

Currently the ownership of the concession is between the Company (78%) and its local partner, Nunaminerals (22%).

Lake 410 has long been known for highly anomalous sediment samples and free panning gold in the stream below Lake 410. Detailed mapping and outcrop sampling in 1994 -1996 led to the recognition of two consistently mineralized zones, named the Upper and the Lower Favourable Unit, both outcropping in the slopes below Lake 410. Sampling at several locations in these units have returned gold values in excess of 1 g/t.

As Part of the ongoing exploration process of this concession, a drilling programme commenced in June, 2005 and was completed during the Quarter.  Two drill holes have been completed which test the strike continuity of the best intercepts about 300 meters further north-west of these and two other drill holes have been completed to test the down dip extension of the identified structure. The results so far are encouraging as the drilling encountered two clear intercepts and two questionable intercepts at the expected depth. Assay results are still pending.

The existence of a very consistent structure with a potential mineralized area of about 800 by 300 meter has therefore been expanded.  The width of the mineralization varies between 4 meters and 1.2 meters.  The preliminary results are considered to be positive.  The size of the outlined mineralization however warrants further work and in-fill drilling in order to evaluate the quality and the possible continuation of the mineralized structure before underground testing can be proposed.

Other Greenland Exploration

On August 10, 2004 the Greenlandic authorities processed Crew’s application for an exclusive license of a new exploration area covering 284 square kilometres in South Greenland. The new area, named Akuliaruseq, holds a high potential for gold mineralization, as exemplified by the recent find of visible gold. The Akuliaruseq license is held entirely by Crew and is located north-west of its existing gold licenses of Nanortalik and Nalunaq.

Some parts of the East coast and selected areas at Akuliaruseq have already been covered with earlier sampling and provided anomalous samples. The data collected was insufficient and unevenly distributed.  To get a full coverage of the peninsula, a systematic sediment sampling programme completed in the Quarter.  The field campaign was a typical first sweep of sediment and scree sampling to identify areas with anomalous gold content. These areas will subsequently be the target for follow-up prospecting and more systematic rock sampling

Ringvassoy, Norway

Geologically Ringvassøy constitutes a window in the Scandinavian Caledonides with an Achaean greenstone belt sequence including iron- and sulfide-facies iron formation and abundant free panning gold in stream sediments. Geologically, the project area lies on the strike extension of the Biddjovagge gold deposit in Finnmark, the last operating gold mine in Norway.  It is believed that the area is promising with respect to Achaean lode-gold deposits and systematic exploration was started by the Company in 2000. In 2002 a systematic regional airborne geophysical study was conducted.

Work undertaken to 2004 revealed several promising targets although specific drill targets still need to be properly defined. The 2005 program, completed in the Quarter concentrated on two areas where combined geophysical and geochemical anomalies have been established. The Tuven/Nordkjosvata area has returned anomalous gold samples including a sample of 9 g/t within a 0.4 x 1.3 km zone, Stream sediments from this area are highly anomalous and contain numerous free panning gold grains.

The Tuven/Nordkjosvata area was also tested with deep soil sampling, a method which has been particularly successful in Northern Sweden in localizing buried gold mineralization in local moraine materials. Work done also includes detailed prospecting and structural mapping.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Selected Quarterly Financial Information

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

RESULTS FROM OPERATIONS QUARTER ENDED SEPTEMBER 30, 2005

The Company has recorded EBITDA (ref page 1) for the quarter ended September 30, 2005 of $2.9 million compared to EBITDA of $1.3 million for the quarter ended September 30, 2005.

For the quarter ended September 30, 2005 the Company recorded a net profit of $1.4 million ($0.01 per share) compared with a net loss of $0.5 million ($0.00 per share) for the quarter ended September 30, 2004.  The results from mining operations for the quarter show a significant improvement over the last quarter and have also been enhanced by gains on the disposal of non-core assets.

Ore production for the quarter was 33,000 tonnes, an average of approximately 370 tonnes a day which was in line with expectations given the level of development undertaken on the mine’s infrastructure and resource expansion programme in the period.

Of the tonnage produced, 33,309 tonnes were shipped for processing.  Gross gold production was 17,500 ounces achieving grades of 16.87 grammes per tonne.  This recovery rate is in line with the average achieved for Fiscal Year 2005.  After tailings and efficiency fees, 16,500 ounces of gold were recovered with a gross value of $7.6 million.  After accounting for processing costs of $1.3 million, net sales of $6.3 million have been realised for the quarter under review.  Average cash cost per ounce (see page 1) produced was $324.

Management believes this cash cost is not representative of the future.  A number of cost saving measures have been studied and their implementation has commenced. The increase in the Nalunaq resource to in excess of 1.2 million ounces, reported in September 2005, supports additional investment in equipment to improve efficiencies at the mine.

Administrative expenses for the quarter are in line with plan at $2.5 million compared to $1.6 million for the quarter ended September 30, 2004.  This increase is almost entirely attributable to the ramp up of full commercial at Nalunaq which commenced in the Quarter ended September 30, 2004.  Professional fees for the Quarter ended September 30, 2005 are $0.2 million compared to $0.1 million for the same period in the previous year. The year on year increase is attributable to an increased level of corporate activity.

Interest and finance charges for the quarter are $0.7 million compared to $0.6 million for the quarter ended September 30, 2004.  The most significant amounts included in these totals relate to interest, accretion and amortization of costs associated with the Convertible Bonds issued by the Company in the year ended June 30, 2004 and interest and amortization of costs on the Bonds issued by the Company in the year ended June 30, 2005.

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) are a profit of $0.3 million compared to a loss of $10,000 for the quarter ended September 30, 2004.  The reason for this year on year variance is the incorporation of changes in the unrealized portion of Barberton’s hedge book as part of the equity earnings / loss. The incorporation of these adjustments in the financial statements is consistent with Canadian generally accepted accounting principles.

During the quarter the Company disposed its interest in the share capital of Hwini-Butre Minerals and realized a profit of $2.4 million. The Company also benefited from disposals of other investment stocks, realizing $0.5 million on their sale.

Foreign exchange gains of $0.2 million have been recorded for the quarter ended September 30, 2005 compared to foreign exchange gains of $0.0 million for the previous financial period. These exchange gains arise from net gains on NOK cash assets held offset by losses from intra-group borrowings denominated in Danish Kroner.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company’s main source of liquidity was cash of $51.9 million (June 30, 2005 - $37.8 million).  At September 30, 2005, the Company’s consolidated working capital comprising debtors, stocks, marketable securities and accounts payable was $53.0 million (30 June 2005 - $37.8 million).

During the period the Company used $7.2 million in cash from operating activities (2004 - $0.4 million). The profit of $1.4 million for the period includes depreciation and depletion charges of $1.0 million, non-cash equity earnings from the investment in Barberton of $0.3 million and gains on sale of investments of $2.9 million.  The net loss of $0.5 million for the period ended September 30, 2004 included depreciation and depletion charges of $1.2 million and non-cash equity losses from the investment in Barberton of $10,000.

With respect to changes in working capital, the primary source of cash was due to the issue of 20.6 million new shares in the quarter following a private placement for 19.45 million shares and the exercise of share options for 1.15 million shares.  These issues raised net proceeds of $30.6 million. There are no other significant movements to working capital in the quarter.

During the quarter a total of $1.9 million (Quarter ended September 30, 2004 - $2.7 million) was spent on advancing the Company’s mining, exploration and development properties.  Of this total, $1.8 million (Quarter ended September 30, 2004 - $2.5 million) was incurred in the capital and development projects for the Nalunaq mineral property, plant and equipment.

The Company had total assets of $152.8 million at September 30, 2005 (June 30, 2005 - $115.7 million) and shareholders’ equity of $105.6 million (June 30, 2005 - $73.3 million).

SHARE CAPITAL

The authorized share capital November 11, 2005 was 500,000,000 common shares without par value.  At November 11, the Company had 214,436,515 shares in issue with a value of $182.8 million.

The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 15,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  At November 11, 2005 there were 6,132,667 options available for grant.

At November 11, 2005 there were 4,835,000 share options outstanding at an average weighted price of CDN$ 1.15 each.  All options outstanding relate to Directors and employees.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates derived there-from is included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2005. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•

Depletion and Depreciation of Property, Plant and Equipment;

•

Reclamation and Remediation Obligations;

•

Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $570,000 discounted future value estimated by the Company at September 30, 2005.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

RISKS AND UNCERTAINTIES

The Company and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Company’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that the Company may not be able to meet its liabilities as they fall due and therefore, continue trading.  The Company’s policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future.  At the year end the Company had no committed facilities in place.

The Company has secured sufficient funding to enable the continuance of normal trading and support its existing mining projects until these become cash positive and to further expand its development projects.

Currency Risk

For the year under review the Company’s functional currency was the US dollar.  Following the inception of the Nalunaq mining operation and the commencement of commercial revenues denominated in US dollars from Q1 2005, the Board believed a change in the functional currency of the Group to be appropriate.  Accordingly from July 1, 2004 the results of the Company and the Group have been prepared in US dollars.

The Company does not, at present, undertake any trading activity in financial instruments.  Crew’s development projects are based in Canada, Greenland, Norway, Ghana and the Philippines.  Management of the Group is based in the UK.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency.  The Company funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At the end of the period the only monetary assets held by the Company were cash balances of $51.9 million. $30.1 million of these total cash holdings were held in Norwegian Kroner as a hedge against NOK denominated borrowings of $26.1 million, $0.1 million held in Canadian dollars, $0.1 million in British Pounds, $20.5 million in US dollars and the balance of $1.1 million in Danish krone. The Group’s surplus funds will be held in its functional currency of US dollars in order to mitigate the risk of foreign exchange losses arising.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates.  At September 30, 2005 the Group had total monetary liabilities of $26.1 million denominated in Norwegian Kroner.  These liabilities are held at fixed interest terms.

These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR for Canadian and sterling dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

The Company’s activities are primarily directed towards mining operations and the development of it mineral deposits.  Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Company’s Nalunaq and Apex operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold.  These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Foreign Operations

The Company’s interests in mining operations are based in Greenland, the Philippines and South Africa, with further explorations and development projects in Greenland, Ghana, the Philippines and Norway.  Therefore the Corporation’s activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to:

Terrorist activities; extreme fluctuations in currency exchange rates; hyperinflation: labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude could materially impact the Company’s financial results.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to The Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Company may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this document form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuations in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, the Company must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates for the Company’s mining operations may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mine.

The current mine plan for Nalunaq Gold Mine estimates a life of ten years; however, it is expected that this can be further extended by further exploration.

Competition

The mining industry is highly competitive in all of its phases. The Company faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater resources than the Company. As a result the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable, and its revenues, operations and financial condition could be affected adversely.

Additional Financing

The mining, processing, development and exploration of the Company’s projects, may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Commodity Prices

The market price of the Company’s Common Stock, financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the commodity price, which are subject to significant fluctuation.  The factors giving rise to these fluctuations are generally outwith the Company’s control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years.  Significant price declines in the future could render the Company’s exploration and mining activities un-economic until such time as the price recovers.  These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material and adverse affect on measured financial performance

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company’s mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities or more stringent implementation thereof could have a substantial adverse impact on the Company.

Acquisition Strategy

As part of the Company’s strategy, will seek new mining and development opportunities with a particular, but not exclusive, focus on gold. The Company could fail to select appropriate acquisitions or negotiate favourable acquisition terms, including the financing thereof.

The Company cannot that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit if ongoing business.

Associated Companies

The Company holds a 20% interest in Barberton Mines Limited, a company trading and incorporated in the Republic of South Africa.  The Company’s investment in Barberton is subject to the risks normally related with the conduct of associated businesses where minority and non-controlling interests are held.

Circumstances could arise whereby the Company’s financial results could be affected adversely from its investments in associated companies owing to factors over which little control can be exercised.

Market Price of Stock

The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the Oslo Bors (the “OSE”).

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold, prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of the Common Stock at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sales of a large number of shares in the Company’s Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company’s stock and could impair the Company’s ability to raise capital through future share issues.

There are a significant number of shareholders who have holdings acquired for significantly less than the current market price. Accordingly, a significant number of shareholders of the Company have an investment profit in the Company’s stock that they may seek to liquidate.

Dependence on Key Personnel

The success of the Company is dependent on senior management. The experience of these individuals will be a factor contributing to the Company’s continued success and growth. The loss of one or more of these individuals could have a material adverse effect on the Company's business prospects.

Risk Factors Relating to the Acquisition of Guinor Gold Corporation

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Uncertainty Relating to Benefits of the Acquisition

The determination of the Board to pursue the Acquisition was made in part on the expected output of Guinor’s gold producing Dinguiraye Concession, the main property in Guinor’s Lero Gold Project in the Republic of Guinea, following the planned expansion of the Lero Gold Project, which is to include the installation of a carbon-in-leach gold processing plant (the “CIL Plant”). The CIL Plant, which was previously an operating facility in Indonesia, has been purchased and is currently being shipped to the Republic of Guinea. There can be no assurance that the shipping or installation of the CIL Plant will be completed on schedule or at all, that once installed the CIL Plant will become operational or that once operational the CIL Plant will achieve the production capacity or production cost per ounce expected by the Board.  If the expansion of the Lero Gold Project, including the installation of the CIL Plant, is delayed or is not successful or the expected benefits of the CIL Plant are not achieved, the combined company’s future production, profitability and financial performance and results of operations will be adversely affected.

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Retention of Key Personnel of Guinor and Crew

The success of the Acquisition will depend in part on the Company’s ability to retain qualified management and technical personnel currently employed by Guinor. It is possible that qualified management or technical personnel of the Company may decide not to remain after the Acquisition is completed. Moreover, the vesting of all options outstanding under Guinor's stock option plans will be accelerated prior to completion of the Acquisition, which may reduce the financial incentive of Guinor employees to remain with the combined company after the Acquisition has been completed.  If key employees terminate their employment after the Acquisition is completed, the combined Company's business relationships, operations, development and exploration activities may be adversely affected, management's attention may be diverted from successfully integrating Guinor's operations into the combined company to focusing on identifying suitable replacements, and the combined company's business may suffer.  In addition, the Company may be unable to locate suitable replacements for any key employees that leave the combined company or offer employment to potential replacements on reasonable terms.

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended September 30, 2005

(Expressed in US dollars)

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Integration of Crew and Guinor

Achieving the anticipated benefits of the Acquisition will depend in part the Company's ability to integrate the two companies' businesses in an efficient and effective manner. The process of integrating the operations and technology of the two organizations is expected to take several months and there can be no assurances that the Company will be able to accomplish the integration smoothly or successfully. The Company's failure to do so may result in a significant diversion of management's time from ongoing business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

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Uncertainty Relating to Synergies

The Board of the Company did not consider potential synergies in connection with the Acquisition to be a material factor for purposes of its evaluation of the transaction. If the Company does not realize any synergies as a result of the Acquisition, the Company's results of operations and financial condition may be worse than if synergies were realized.

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Guinor’s Commercial Relationships

Guinor has a number of commercial relationships with third parties that are individually or collectively important to its success. For example, the Republic of Guinea is Guinor’s partner in the Lero Gold Project, through its 15% holding in Société Minère de Dinguìraye, the Guinean company that operates the Lero Gold Project. If Guinor's relationship with such third parties was impaired as a result of the Acquisition or the loss of any Guinor employees as a result of the Acquisition, the combined company’s revenue may significantly decrease and its operations may be hindered.